LLC AGREEMENT

OF

BRICK WORK, LLC

____

THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE SECURITIES LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION. IN ADDITION, TRANSFER OF SUCH UNITS IS RESTRICTED BY, AND SUBJECT TO, THE TERMS AND PROVISIONS OF THIS AGREEMENT.

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LIMITED LIABILITY COMPANY AGREEMENT

OF

BRICK WORK, LLC

This LLC Agreement of BRICK WORK, LLC, a California limited liability company (the "Company"), is made and entered into as of July 16, 2018 by and among the Persons identified as Members on the attached Schedule A (such Persons and any additional Members as may be admitted to the Company pursuant to Section 5.4 hereof and its or their respective permitted successors in interest being hereinafter referred to individually as "Member" or collectively as "Members").

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions. Whenever used in this Agreement, the following terms shall have the meanings assigned to them in this Article I unless otherwise expressly provided herein or unless the context otherwise requires:

1.1.1 "Act" means the California Revised Uniform Limited Liability Company Act, as it may be amended from time to time.

1.1.2 "Additional Member" means any additional Person admitted to the Company as a Member in accordance with this Agreement.

1.1.3 "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Tax Period, after giving effect to the following adjustments:

(i) credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c), the penultimate sentences in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), or otherwise; and

(ii) debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.1.4 "Affiliate" means, (i) with respect to any specified Person other than a natural person, a Person that directly or indirectly controls, is controlled by or is under common control with such specified Person and (ii) with respect to a Person that is a natural person, any

Permitted Transferee of such Person. For the purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, by contract or otherwise.

1.1.5 "Agreement" means this LLC Agreement, as amended from time to time as provided herein.

1.1.6 "Annual Tax Liability Amount" means, with respect to each Tax Period, minimum aggregate distributions in an amount equal to the excess, if any, of (i) the estimated hypothetical combined federal and state tax liability of a Member attributable to its allocable share of Profits for the immediately preceding Tax Period, assuming that the Member is taxable at the highest federal and state and local income tax rates applicable to such Member, but taking into account the income tax character of such Profits over (ii) the total amount of cash distributions to such Member during the immediately preceding Tax Period (exclusive of advances under Section 3.7.1(b)). If the amount referenced in the foregoing sentence is negative, the Annual Tax Liability Amount shall be $0 for such Tax Period. The determination of a Member's taxable income for the current Tax Period shall be reduced by any cumulative taxable loss previously allocated to each Member (including Losses allocated to a predecessor of a Member) in prior Tax Periods which has not been offset by subsequent allocations of taxable income.

1.1.7 "Articles of Organization" means the Articles of Organization of the Company, as filed on April 27, 2018 with the California Secretary of State, and as amended from time to time as provided herein.

1.1.8 "Available Cash" as of any date, means the excess of all cash received by the Company from its operations and investments (including any capital transactions) for a particular fiscal period over total current operating expenses for such fiscal period and reasonable reserves for future operating expenses, including payments in respect of indebtedness of the Company, capital improvements, and contingencies (in each case, without reduction for non-cash charges).

1.1.9 "Book Value" means, with respect to any asset of the Company, the Company's adjusted basis in such asset for federal income tax purposes, except as follows:

(i) The initial Book Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset;

(ii) The Book Values of all Company assets may, in the discretion of the Managers, be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account) as of any of the following times: (A) concurrently with the issuance of service Units, or the acquisition of an additional ownership interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an ownership interest in the Company; (C) the

liquidation of the Company within the meaning of Regulations Section 1.704-1 (b)(2)(ii)(g); and (D) the occurrence of any other event described in Regulations Section 1.704-1(b)(2)(iv)(f)(5);

(iii) The Book Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution; and

(iv) The Book Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Book Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Book Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii), or (iv) , such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses.

1.1.10 "Capital Account" means, with respect to any Member, the book-entry account maintained for such Member in accordance with Regulations Section 1.704-1(b)(2)(iv), which includes (among other rules) the following provisions:

(i) To each Member's Capital Account there shall be credited (A) subject to Section 3.6.5 hereof, such Member's Capital Contribution, (B) such Member's allocable share of Profits and any items in the nature of income or gain that are allocated pursuant to Section 3.6 hereof, and (C) the amount of any Company liabilities assumed by such Member or that are secured by any property distributed to such Member;

(ii) To each Member's Capital Account there shall be debited (A) the amount of cash and the Book Value of any Company property distributed to such Member, (B) such Member's allocable share of Losses and any items in the nature of expenses or losses that are allocated pursuant to Section 3.6 hereof, and (C) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company; and

(iii) In the event Units are Transferred in accordance with this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units (or portion thereof).

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managers determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are determined or adjusted, the Company may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Member upon the liquidation of the Company.

1.1.11 "Capital Contribution" means, with respect to any Member, the cumulative aggregate amount of cash and the Book Value of any property other than cash contributed by such Member to the Company as of the date in question, net of any liabilities assumed by the Company from such Member in connection with such contribution and net of any liabilities to which any tangible or intangible property contributed by such Member is subject.

1.1.12 "Change of Control Transaction" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the outstanding voting equity interest of the Company being sold to a Third Party Purchaser; or (c) a merger, consolidation, conversion, recapitalization or reorganization of the Company where a Third Party Purchaser holds at least a majority of the outstanding voting equity interests of the surviving entity immediately after such transaction.

1.1.13 "Code" means the United States Internal Revenue Code of 1986, as amended from time to time, together with the Regulations.

1.1.14 "Company" has the meaning set forth in the preamble hereto.

1.1.15 "Covered Persons" means, collectively, at any time (a) each current or former Manager and/or Officer; (b) each current or former Member that provides services to the Company and (c) each current or former Affiliate of such Manager, Officer and/or Member.

1.1.16 "Depreciation" means, for each Tax Period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Tax Period, except that, if the Book Value of an asset differs from its adjusted basis for United States federal income tax purposes at the beginning of such Tax Period, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the United States federal income tax depreciation, amortization, or other cost recovery deduction for such Tax Period bears to such beginning adjusted tax basis, provided, however, that, if the adjusted basis for United States federal income tax purposes of an asset at the beginning of such Tax Period is zero, Depreciation shall be determined with reference to such beginning Book Value using any reasonable method selected by the Company.

1.1.17 "Fair Value" means, as of the effective date of a Triggering Event, the fair value on such date of the Units being Transferred within the meaning of Section 18-604 of the Act. Unless expressly provided to the contrary herein: (a) the Fair Value of such Units shall be determined by an independent appraisal performed by a qualified appraiser selected by the Managers; (b) the decision of such appraiser shall be conclusive on all parties; and (c) the fees and costs of such appraiser shall be paid by the Transferring Member.

1.1.18 "Insolvency Proceeding" means (a) a voluntary or involuntary case or proceeding under the United States Bankruptcy Code (as amended from time to time), (b) a petition of any action for liquidation, dissolution, receivership or similar relief, (c) the application for, or consent to the appointment of, a trustee, receiver, liquidator, conservator, custodian, or other representative for its assets, or (d) the making of a general assignment for the benefit of creditors.

1.1.19 "Irvine" means Alexander Irvine, an individual.

1.1.20 "Irvine & Associates" means Irvine & Associates, Inc., a Member of the Company.

1.1.21 "Jung" means John Chung, a Member of the Company.

1.1.22 "Losses," as used in Section 4.3.5, means any and all claims, damages, penalties, fines, losses, expenses, and other liabilities of any nature whatsoever, including reasonable legal fees and expenses.

1.1.23 "Manager" means any Person elected as a Manager of the Company as provided in Section 4.2.3.

1.1.24 "Majority-In-Interest of the Members" means, at any time, one or more of the Members who own, in the aggregate, more than fifty percent (50%) of the outstanding Units owned by all the Members.

1.1.25 "Members" means, collectively, the Original Members and all Persons admitted as Additional Members or Substituted Members in accordance with this Agreement, in each case so long as they remain Members as provided herein. References to a "Member" mean any of the Members.

1.1.26 "Original Members" means the individuals originally entering into this Agreement as set forth on the signature page hereto.

1.1.27 "Percentage Interest" means, as to a Member, the ratio, stated as a percentage, that the total number of Units held by such Member bears to the total number of Units held by all of the Members, as reflected on Annex 1 hereto.

1.1.28 "Permitted Transferee" means any one or more of the following: (i) the Company; (ii) another Member; (iii) a lineal ancestor or descendant of a Member (including the spouse of such Member); (iv) a trust the terms of which provide that any Units are held, at the time of the Transfer of the Units to the trust, exclusively for the benefit of one or more of the persons listed in this Section; (v) (b) the estate of any such Member who is a natural Person upon such individual's death; (vi) an entity, the beneficial owner or owners of which is a person or trust described in this Section and (vii) in the event the transferring Member is Irvine & Associates, a Transfer to Irvine in event of Irvine & Associates' dissolution; provided that any such Transfer does not give rise to a default under any obligation of the Company ; provided, however, that the Company shall be given written notice of any Transfer to a Permitted Transferee hereunder, along with the identity of such Permitted Transferee.

1.1.29 "Person" means any individual, general partnership, limited partnership, limited liability company, joint venture, trust, business trust, association, corporation, unincorporated organization, country, state, city or other political subdivision, governmental agency or instrumentality, or other entity.

1.1.30 "Proceeding" means any threatened, pending or completed action, suit, investigation, inquiry or proceeding, whether civil, criminal, administrative or arbitrative or in the nature of an alternative dispute resolution in lieu of any of the foregoing.

1.1.31 "Profits" and "Losses" mean, for each Tax Period, an amount equal to the Company's taxable income or loss for such Tax Period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss). Notwithstanding any other provision of this definition, any items that are allocated pursuant to Section 3.6.2 and Section 3.6.3 hereof shall not be taken into account in computing Profits or Losses.

1.1.32 "Regulations" mean the United States Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations are amended from time to time.

1.1.33 "Substituted Member" means a Transferee that has been admitted and has all obligations and rights of a Member.

1.1.34 "Tax Period" means each fiscal year of the Company and each other period for which allocations may be required under Section 3.6.

1.1.35 "Third Party Purchaser" means any Person who (a) immediately prior to the contemplated transaction, is not an Affiliate of the Company or (b) is not a Permitted Transferee.

1.1.36 "Triggering Event" with respect to any Member, shall mean its (a) disability, adjudication of incompetency, dissolution (except for Irvine & Associates' dissolution), or removal, as applicable; (b) Insolvency Proceeding; or (c) any other event that terminates a Member's membership in the Company pursuant to this Agreement.

1.1.37 "Transfer", "Transferred" or "Transferring" means, with respect to any Units, a sale, transfer, assignment, pledge, hypothecation or other disposition or encumbrance of any nature of or on such Units or any beneficial interest therein (including a transfer as a result of a merger, consolidation or sale of all or substantially all of the Transferor's assets), whether directly or indirectly, and, in the case of an individual, whether during life or at death.

1.1.38 "Transferee" means, with respect to Units, the Person to whom a Transfer of such Units or any beneficial interest therein takes place (or is to take place) for any reason or by any means. For the avoidance of doubt, a Transferee of Units shall have no right to vote or participate in the management of the Company, or to exercise any rights of a Member, with respect to such Units, which rights shall be reserved to the Transferor-Member, and shall be entitled only to receive the allocable share of Profits and Losses with respect to the Units transferred and to such information regarding the Company as is required by the Act to be afforded to transferees.

1.1.39 "Transferor" means, with respect to Units, the Member or other Person who Transfers (or desires to Transfer) such Units or any beneficial interest therein for any reason or by any means.

1.1.40 "Units" means, with respect to each Member, the basic unit of ownership interest in the Company subscribed for, or Transferred to, such Member, as expressed in individual Units, the aggregate of which equals the entire ownership interest of a Member in the Company (including the Member's Percentage Interest and any and all rights, powers, and benefits accorded a Member under this Agreement, together with the duties and obligations of such Member hereunder), as reflected on Annex 1 hereto. The Managers shall amend Annex 1 hereto from time to time to reflect all outstanding Units.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1 Organization. The Members hereby ratify and approve the Articles of Organization of the Company, and enter into, adopt, and approve this Agreement as the Company's agreement within the meaning of the Act. The rights and obligations of the Members shall be as set forth in this Agreement and the Act. To the extent any provision of this Agreement conflicts with the provisions of the Act, the provisions hereof shall, to the extent permitted by the Act, control.

2.2 Name. The name of the Company shall be "BRICK WORK, LLC." The Managers shall file on the Company's behalf all fictitious name certificates and similar filings, and any amendments thereto, that the Managers consider necessary or advisable.

2.3 Purposes and General Powers. The Company shall have and may exercise all powers and rights which a limited liability company may legally exercise pursuant to the Act. To this end, the Company may exercise all rights, powers and privileges and may engage in any activities and transactions that may be necessary, suitable, or proper to accomplish or further the Company's business and do any and all other acts incidental to, arising from, or connected with, its business.

2.4 Qualification. Prior to the Company's commencement of business in any jurisdiction other than the State of California, the Managers shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company authorized to do business in such jurisdiction and each Member shall cooperate and take any actions reasonably requested by the Managers or appropriate in order to qualify, continue or terminate the qualification of the Company as a limited liability company in California or as a foreign limited liability company authorized to do business in jurisdictions other than California.

2.5 Nature of Entity. It is the intention of the Members that the Company, as a limited liability company, shall not constitute or be treated as a partnership, limited partnership or joint venture for any purpose other than for federal and state tax purposes. Except as otherwise specifically provided in this Agreement or required by the Act, no Member or Manager shall be liable for any debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Members

(including any Member that is also a Manager or Officer) shall not be obligated personally for any such debts, obligations or liabilities solely by reason of being a Member. The Company shall be treated as a partnership for United States federal tax purposes, and, neither the Company nor any of its Members or Managers shall intentionally take any action inconsistent with such treatment.

2.6 Principal Office and Place of Business. The principal place of business of the Company shall be 22647 Ventura Blvd #448, Woodland Hills, California 91364. The Managers may change the Company's principal place of business; provided, however, that the Company shall promptly notify the Members of any change in the principal place of business of the Company.

2.7 Agent. The Company shall at all times maintain a registered agent as required under the Act, who shall be as stated in the Articles of Organization or as otherwise may be determined from time to time by the Managers.

2.8 Tax Matters Partner. One of the Managers shall be designated on the Company's annual federal income tax return as the "tax matters partner" pursuant to Section 6231 of the Code (the "Tax Matters Partner"), and shall have all powers and responsibilities necessary in connection therewith, including the ability to make elections for the Company for federal, state and local tax purposes; provided, however, that the Tax Matters Partner shall not elect to have the Company treated as an association taxable as a corporation for federal or state tax purposes. If for any reason the Managers shall cease to be the Tax Matters Partner, then the Members shall appoint a new Tax Matters Partner. The initial Tax Matters Partner shall be Irvine.

2.9 Term. The term of the Company commenced on April 27, 2018, and the existence of the Company shall continue on a perpetual basis unless and until the Company is terminated and liquidated and its affairs wound up pursuant to applicable provisions of the Act and this Agreement.

ARTICLE 3
FINANCIAL AND ACCOUNTING MATTERS

3.1 Capital Structure and Capital Contributions.

3.1.1 Capital Structure. Upon the execution of this Agreement, the Original Members shall be admitted to the Company with respect to the number of Units set forth opposite their respective names on Annex 1 hereto. The Members' ownership of Units shall be evidenced by this Agreement.

3.1.2 Creation of Additional Units. Additional or new Units may be created and issued to existing Members or to new Persons, and such Persons may be admitted to the Company as Members, with the approval of the Managers, on such terms and conditions as the Managers may determine. The Managers shall thereafter reflect such an admission of any new Member or the creation of any new class or group of Members or Units in an amendment to this Agreement which shall be valid and binding on all Members.

3.1.3 Initial Capital Contributions. Concurrently with the execution and delivery of this Agreement, the Original Members each shall pay and contribute to the Company, in cash, or property rendered in the amounts set forth on Annex 1 hereto.

3.1.4 Additional Capital Contributions.

(a) If the Managers determine at any time or from time to time that the Company requires additional Capital Contributions to pay expenses of the Company or otherwise carry on the business of the Company, the Managers shall, provide a notice to the Members setting forth the additional Capital Contributions required by the Company, the reasons therefor, each Member's proportionate share, based upon his Percentage Interest, of such additional Capital Contributions and the Company's offer to sell and issue to the Members Units or other membership interests in the Company in exchange for the Members' providing such needed additional Capital Contributions. Except as otherwise provided in this Section 3.1.3, the terms and provisions of each such offer shall be determined by the Managers in its discretion. Such terms and conditions shall apply equally to all of the Members, and no Member shall be treated disparately vis-à-vis the other Members without the consent of the Member receiving such disparate treatment.

(b) In response to each offer pursuant to Section 3.1.3, each Member may, but shall not be obliged to, elect, in the manner and within the election period specified in such notice from the Managers, to pay and provide to the Company all or any portion of such Member's proportionate share of such additional Capital Contributions in exchange for additional Units or other membership interests in the Company as provided in the offer. The Managers also shall afford each of the Members the opportunity to indicate whether they are willing to provide more than such Member's proportionate share of such additional Capital Contributions to the extent that any other Member elects to provide less than all of such other Member's proportionate share of such additional Capital Contributions. To the extent that more than one Member indicates its willingness to do so, the Managers shall permit such Member to provide, on a pro rata basis in accordance with the ratio that each such Member's Percentage Interest bears to the total Percentage Interests of all such Members, the additional Capital Contributions not provided by such other Member.

(c) Each of the Members acknowledges and agrees that, to the extent such Member does not elect to participate in such additional Capital Contribution or elects to participate, but fails to pay and provide all such Member's proportionate share of any additional Capital Contributions called for from time to time by the Managers, its Percentage Interest will be diluted accordingly.

(d) Except as provided in Sections 3.1.2 and 3.1.3, no Member shall be required or permitted to make any additional Capital Contributions to the Company.

3.2 Limitations. Except as otherwise specifically provided in this Agreement or required by applicable law, (a) no Member shall be required to make any further contribution to the capital of the Company to restore any loss of the Company, to discharge any liability of the Company, to eliminate any negative Capital Account or for any other purpose; (b) no Member or Manager shall be personally liable for any liabilities of the Company; (c) no contribution or other

amount credited to the Capital Account of any Member shall earn interest at any time; (d) no Member shall have the right to demand the return of any Capital Contribution or any other amount credited to the Capital Account of such Member; (e) no Member shall be personally liable for the return of all or any part of any Capital Contribution or any other amount credited to the Capital Account of any Member, it being expressly understood by each Member that any such return shall be made solely from the assets of the Company; and (f) no Member shall have any right to demand or receive property, other than cash, in return for such Member's Capital Contribution or any other amount credited to the Capital Account of such Member.

3.3 No Credit to Capital Account. Notwithstanding any provision of this Agreement to the contrary, the value of any services provided to the Company by any Member shall be treated as zero for purposes of computing the Capital Account of such Member.

3.4 Loans. Upon request of the Managers, any Member may (but shall not be obligated to) loan funds to the Company for use in the business operations of the Company. Any such loan (a "Member Loan") made to the Company by any Member shall be at a commercially reasonable interest rate and on other commercially reasonable terms as shall be determined by agreement of the lending Member and the Managers on the Company's behalf, and such lending Member shall be treated as a creditor of the Company with respect to each such loan.

3.5 Fiscal Year and Accounting Methods. The fiscal year of the Company shall be January 1 to December 31. The books of the Company shall be kept by the Company in a manner consistent with the provisions of this Section 3.5 and Section 3.6 hereof and as otherwise determined to be appropriate by the Managers.

3.6 Fundamental Allocations.

3.6.1 Allocations. The Profits and Losses of the Company shall be allocated to and among the Members as follows:

(a) Except as otherwise provided in Section 3.6.2 through Section 3.6.5, Profits for each Tax Period shall be allocated to the Members in the following amounts and in the following order of priority:

(i) First, to the Members in the amounts, and in proportion to such amounts, as would cause the cumulative Profits allocated to the respective Members under this Section 3.6.1(a)(i) for the current and all prior Tax Periods to be equal to the cumulative Losses previously allocated to the respective Members for the current and all prior Tax Periods under Section 3.6.1(b) hereof

(ii) Thereafter, the balance, if any, to the Members, in accordance with their respective Percentage Interests.

(b) Except as otherwise provided in Section 3.6.2 through Section 3.6.5, Losses for each Tax Period shall be allocated to the Members in the following amounts and in the following order of priority:

(i) First, to the Members in the amounts, and in proportion to such amounts, as would cause the cumulative Losses allocated to the respective Members under this Section 3.6.1(b)(i) for the current and all prior Tax Periods to be equal to the cumulative Profits previously allocated to the respective Members for the current and all prior Tax Periods under Section 3.6.1(a) hereof;

(ii) Second, to the Members to the amount of, and in proportion to, their respective positive Capital Account balances.

(iii) Thereafter, the balance, if any, to the Members, in accordance with their respective Percentage Interests.

3.6.2 Loss Limitation. Losses allocated pursuant to Section 3.6.1 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Tax Period. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.6.1 hereof, the limitation set forth in this Section 3.6.2 shall be applied on a Member by Member basis, and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Members' Capital Accounts so as to allocate the maximum permissible Losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d).

3.6.3 Qualified Income Offset. If during any Tax Period a Member unexpectedly receives (i) a distribution of cash or property from the Company, or (ii) an adjustment or allocation described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(5) as in effect on the date hereof (concerning allocations of loss and deduction if Members' Units change during the year, if Units are acquired by gift or if a Member receives certain Company property in redemption of part or all of his or its Units in the Company), and if such adjustment, allocation or distribution would cause at the end of the Tax Period an Adjusted Capital Account Deficit for such Member, then a pro-rata portion of each item of Company income, including gross income, and gain for such Tax Period (and, if necessary, subsequent Tax Periods) shall be allocated to such Member in an amount and in a manner sufficient to eliminate such deficit balance as quickly as possible; provided, however, that for this purpose, a Capital Account shall be increased by the Member's share of Company Minimum Gain (as defined in the Regulations) as of the end of the Tax Period. It is the intention of the Members that this Section 3.6.3 be treated as a "qualified income offset" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

3.6.4 Tax Allocations. Except as otherwise provided herein, as of the end of each Tax Period, items of Company income, gain, loss, deduction and expense shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such items of income, gain, loss, deduction and expense among the Members for computing their Capital Accounts. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for United States federal income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for United States federal income tax purposes and its initial Book

Value (computed in accordance with the definition of Book Value). In the event the Book Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of "Book Value," subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for United States federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their Percentage Interests in such items as determined by the Managers, taking into account the principles of Regulations Section 1.704-1(b)(4)(ii). Allocations pursuant to this Section 3.6.4 are solely for purposes of United States federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement. The Members acknowledge that they are aware of the tax consequences of the allocations made by this Section 3.6.4 and hereby agree to be bound by the provisions of this Section 3.6.4 in reporting their respective allocable shares of items of Company income, gain, loss, deduction, expense, and credit.

3.6.5 Tax-Savings Provision. The allocations of Company income, gain, loss, deduction, and credit for federal income tax purposes described in this Agreement are intended to be recognized under Code Section 704(b) and the applicable Regulations thereunder or Code Section 704(c) and the applicable Regulations thereunder. To the extent that any of such allocations are not recognized under Code Section 704(b) and the applicable Regulations thereunder or Code Section 704(c) and the applicable Regulations thereunder, the Managers on the Company's behalf shall make appropriate adjustments to such allocations (and, if necessary, adjustments to any Member's Capital Account) so as to cause all of such allocations to be recognized under Code Section 704(b) and the applicable Regulations thereunder or Code Section 704(c) and the applicable Regulations thereunder, to the extent possible.

3.7 Distributions. Except in the case of the winding-up distributions described in Section 3.7.2 hereof, distributions shall be made by the Company as follows:

3.7.1 General. Subject to the Act, from time to time, the Managers shall determine whether, and to what extent, the Company has Available Cash sufficient to permit distributions to the Members.

(a) Current Distributions. Distributions, if any, pursuant to Section 3.7.1 shall be made to the Members in proportion to their respective Percentage Interests.

(b) Tax Distributions. Notwithstanding anything to the contrary in Section 3.7.1(a), the Company shall, to the extent of its Available Cash, make to each Member, quarterly distributions of cash as soon as is practicable following the close of each of the first three calendar quarters of each Tax Period, in amounts equal to the estimated Annual Tax Liability Amount with respect to each Member relating to such quarter (as estimated by the Members based on the results of such quarter). With respect to the fourth quarter of each such Tax Period, the Company's accountants shall compute each Member's actual Annual Tax Liability Amount and, to the extent of Available Cash, shall distribute within ninety (90) days after such Tax Period to each Member an amount equal to the excess (if any) of such actual Annual Tax Liability Amount over the three previous quarterly distributions with respect to such

Member set forth above. Distributions made pursuant to this Section 3.7.1(b) shall be deemed advances against all other distributions due the Members pursuant to Sections 3.7.1(a) and 3.7.2 and shall reduce, dollar-for-dollar, the amounts distributable thereunder to such Member. The Members acknowledge and agree that the purpose of this Section 3.7.1(b) is to enable the Company to distribute sufficient cash to each Member to permit each Member to satisfy its federal, state and local income tax obligations, if any, arising from allocations to such Member of the Member's allocable share of the Company's taxable income.

3.7.2 Distributions Upon Winding-Up. Upon dissolution of the Company and the winding-up of the Company's affairs in accordance with Section 5.7.2 hereof, the assets of the Company shall, subject to the requirements of applicable law, be applied and distributed in the following order of priority:

(a) First, to the payment of debts and liabilities of the Company (including any Member who is a creditor of the Company), including, without limitation, the expenses of dissolution, winding-up and liquidation;

(b) Then, to the establishment of any reserves which the liquidator shall deem reasonably necessary for payment of such other debts and liabilities of the Company (contingent or otherwise) as are specified by the liquidator, such reserves to be held by a bank or trust company selected by the liquidator, as escrow holder, to be disbursed as directed by the liquidator in payment of any of the specified debts and liabilities or, at the expiration of such period as the liquidator may deem advisable, to be distributed in the manner hereinafter provided; and

(c) Then, to the Members in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions and allocations for all periods.

The distributions in this Section 3.7.2 shall be made by the later of (i) the end of the Tax Period during which such liquidation occurs or (ii) 90 days after the date of such liquidation.

3.7.3 Deficit Capital Accounts. In the event of a liquidation of a Member's Units (as described in Section 3.7.2 or elsewhere in this Agreement) within the meaning of Regulations Section 1.704 1(b)(2)(ii)(g), distributions shall be made to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Member has a deficit balance in his, her or its Capital Account (after giving effect to all contributions, distributions and allocations for all Tax Periods, including the Tax Period during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit or to otherwise restore the deficit balance in such Member's Capital Account, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

3.8 Company Property; Waiver of Partition; Nature of Interests in the Company. All Company property shall be owned by the Company, subject to the terms and provisions of this Agreement. No Member shall have any interest in any specific property of the Company. The interests of all Members in the Company are personal property. Except as otherwise expressly

provided for in this Agreement, each of the Members, in its capacity as a Member, hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned.

ARTICLE 4
MANAGEMENT

4.1 Actions by the Members.

4.1.1 Member Meetings. No annual or regular meetings of the Members as such shall be required; if convened, however, meetings of the Members may be held at such date, time, and place as the Managers or as the Member or Members who properly called and noticed such meeting, as the case may be, may fix from time to time. At any meeting of the Members, the Members shall appoint an individual to preside at the meeting and another individual to act as secretary of the meeting. The secretary of the meeting shall prepare written minutes of the meeting, which shall be maintained in the books and records of the Company.

4.1.2 Call of Meeting. A meeting of the Members may be called at any time by the Managers, or by Majority-In-Interest of Members, for the purpose of addressing any matter on which the vote, consent or approval of the Members is required or permitted under this Agreement. Meetings of Members may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at the meeting

4.1.3 Notice. Notice of any meeting of the Members shall be sent or otherwise given to the Members in accordance with this Agreement not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date, and hour of the meeting and the general nature of the business to be transacted. Except as the Managers or the Member or Members who properly called such meeting, as the case may be, may otherwise determine at the meeting, no business other than that described in the notice may be transacted at the meeting.

4.1.4 Waiver of Notice. Attendance in person of a Member at a meeting shall constitute a waiver of notice of that meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not duly called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting if that objection is expressly made at the meeting. Neither the business to be transacted nor the purpose of any meeting of Members need be specified in any written waiver of notice. The Members may participate in any meeting of the Members by means of conference telephone or similar means as long as all Members can hear and be heard by one another. A Member so participating shall be deemed to be present for all purposes at the meeting.

4.1.5 Written Consent. Any action that can be taken at a meeting of the Members may be taken without a meeting if a consent in writing setting forth the action so taken is signed and delivered to the Company by a Member or Members representing not less than the

minimum Members necessary under this Agreement to approve the action. All such consents shall be maintained in the books and records of the Company.

4.1.6 Voting Rights. Except as specifically set forth in this Agreement, the Members shall have no rights to take action on the Company's behalf or to vote, approve or consent with respect to any Company matter.

4.1.7 Quorum; Member Approval. At every meeting of the Members, the presence, in person or by proxy, of a Majority-In-Interest of the Members shall constitute a quorum for the transaction of business at the meeting. In this regard, the interest, financial or otherwise, of a Manager or Member in any resolution, decision, action or matter to be acted upon by the Members shall not disqualify such Member from voting, consenting, or otherwise acting thereon on his or her capacity as a Member. Except as otherwise specifically provided in this Agreement, in all matters in which the action, vote, approval or consent of the Members is required or permitted under this Agreement, the action, vote, consent or approval of a Majority-In-Interest of the Members shall be necessary and sufficient to authorize, determine or approve such matter.

4.1.8 Proxies. Any Member entitled to vote on any matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the Member and delivered to the Company. A proxy shall be deemed signed if the Member's name is placed on the proxy (by manual signature (scanned copy or original)) by the Member or the Member's attorney-in-fact. A validly executed proxy which does not state that it is irrevocable shall continue in force and effect unless revoked by the Member executing it, before the vote pursuant to that proxy, by a writing delivered to the Company stating that the proxy is revoked, or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the Member executing the proxy; provided, however, that no proxy shall be valid after the expiration of eleven months from the date of the proxy, unless otherwise provided in the proxy.

4.2 Management of the Company.

4.2.1 General. Except for matters as to which this Agreement specifically reserves to the Members the authority to act, or to grant or withhold their consent or approval of an action, the Managers shall have full, complete, and exclusive authority to manage and control the business, affairs, properties, and assets of the Company, to make all decisions regarding the same, and to perform any and all other acts or activities customary or incident to the management of the Company's business.

4.2.2 Powers and Authority. Except as otherwise provided herein or by nonwaivable provisions of applicable law, the powers and authority of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed exclusively under the direction of, the Managers. Subject to the foregoing, the powers and authority of the Managers shall include, without limitation, the power and authority to, on behalf of the Company:

(a) Enter into, make and perform contracts, agreements, and other undertakings binding upon the Company that exceeds $50,000, that may be necessary,

appropriate or advisable in the Managers' judgment in furtherance of the purposes of the Company and to make all decisions and waivers thereunder;

(b) Manage the business and affairs of the Company and for this purpose to employ, retain or appoint any officers, employees, consultants, agents, brokers, professionals or other Persons in any capacity whose annual compensation exceeds $50,000 and on such terms as the Managers deem necessary or desirable, as designated by Managers from time to time, and to delegate to such Persons such of its duties and responsibilities as the Managers shall determine;

(c) Open and maintain bank and investment accounts and arrangements to draw checks and other orders for the payment of money in excess of $50,000 and to designate individuals with authority to sign or give instructions with respects to those accounts and arrangements;

(d) Acquire property from any Person where such property, whether tangible or intangible, exceeds a value of $50,000 and maintain the assets of the Company in good order;

(e) Pay debts and obligations of the Company in excess of $50,000, to the extent that the funds of the Company are available therefor, and collect sums due to the Company;

(f) Borrow money on a secured or unsecured basis from banks or any other Person in excess of $50,000 or otherwise commit the credit of the Company for Company activities in excess of $50,000, and voluntarily prepay or extend indebtedness of the Company in excess of $50,000;

(g) Obtain insurance for the Company;

(h) Authorize distributions by the Company of Available Cash and other property as provided herein;

(i) Sell all or substantially all of the assets or business of the Company in excess of $50,000, with or without the goodwill, during or outside the ordinary course of the Company's activities;

(j) Admit an Additional or Substitute Member as a Member of the Company or issue any additional Units or other securities of the Company;

(k) Commence an Insolvency Proceeding on behalf of the Company, except where the failure to do so immediately would result in a material adverse effect;

(l) Initiate any litigation on behalf of the Company, execute a confession of a judgment against the Company; or enter into a settlement or compromise of any litigation, claim, or cause of action; and

(l) Do and perform any and all other lawful acts as may be necessary or appropriate to conduct the business of the Company.

4.2.3 Managers.

(a) The Managers shall be two (2) Persons who shall initially be Irvine and Jung. Such number of Managers may be changed with the approval of the Managers. The Managers, if more than one, shall act by majority consent. Each Manager shall serve until such Manager's death, removal, or resignation, as provided herein. Each Member shall do or cause to be done all such actions as are necessary or appropriate to fully effectuate the provisions of this Section 4.2.3. No Individual Manager shall be considered a "Manager" of the Company (as such term is defined under the Act) or have any individual authority in respect of the management of the Company whatsoever except as expressly granted by the Managers.

(b) Managers may be removed at any time with cause by a Majority-in-Interest of the Members, upon providing immediate written notice to such Managers and to the Company. Managers may be removed at any time without cause by seventy-five percent (75%) of the outstanding Units owned by all the Members, upon providing thirty (30) days prior written notice to such Managers and to the Company. In the event the Manager is also a Member, then upon ceasing to be a Member of the Company, such Manager shall automatically be deemed to have resigned as a Manager, without any action on the part of the Company or any Member.

(c) The Managers may resign at any time upon notice to the Company. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. In the event the Manager is also a Member, such resignation shall not impact its standing as a Member.

(d) Vacancies or newly created Manager positions resulting from any increase in the authorized number of Managers may be filled by a majority of the Managers then in office, though less than a quorum, or by a sole remaining Manager.

(e) The Managers shall have no duty to record in writing or otherwise any decision in the Managers' capacity as Managers of the Company within the scope of authority provided to Managers under this Agreement, and any failure by the Managers to make any such record shall not impair the validity of any such decision.

4.2.4 Duties of the Managers, Compensation.

(a) Fiduciary Duties. The sole extent of each Manager's fiduciary duties to the Members and the Company shall be as required under the Act, subject to the reasonable limitations on such duties set forth in this Agreement, and the Manager shall not, to the maximum extent permitted by the Act and other applicable law, owe any other duties (including any fiduciary duties) as a manager or Member to the other Members or the Company, notwithstanding anything to the contrary existing at law, in equity or otherwise.

(b) Except as otherwise set forth in Section 6.2 or provided in any other contractual arrangements between the Company and one or more Members or Manager, any Member or Manager may engage in or possess any interest in another business or venture of any nature and description, independently or with others, provided that if such activities would breach a Member's or Manager's fiduciary duties to the Company under the Act and this Agreement, the consent of the holders of a Majority-In-Interest after full disclosure to all Members of all material facts shall be required. Neither the Company nor any other Member or Manager shall have any rights in or to any such independent business or venture or the income or profits derived therefrom, and the doctrine of corporate opportunity or any analogous doctrine shall not apply to the Members or Manager or the respective Affiliates thereof to the extent permissible under the Act. The pursuit of any such business or venture as permitted in this Section shall not be deemed wrongful, improper or a breach of any duty hereunder, at law, in equity or otherwise. Any Member or Manager or affiliate thereof shall be able to transact business or enter into agreements with the Company to the fullest extent permissible under the Act, subject to the terms and conditions of this Agreement.

(c) The Managers shall manage or cause to be managed the affairs of the Company in a prudent and businesslike manner, devoting such portion of such Manager's time and effort to the Company affairs as may reasonably be required for the effective management of such affairs; provided, however, that it is expressly understood and agreed that the Managers shall not be required to devote its full time or effort, to the business of the Company and shall not be restricted in any manner from participating in any other business or activities, subject to the covenants set forth in Article 6.

(d) Except to the extent approved by the Members in accordance with this Agreement, the Managers shall not be compensated by the Company for its services.

4.2.5 Bank Accounts. All cash receipts and other funds of the Company shall be deposited to one or more bank accounts in the name of the Company at one or more banks or other depositories selected by the Managers from time to time. Checks and other withdrawals from such accounts may be signed by the Managers or by any one or more other Persons who may be designated by the Managers from time to time.

4.2.6 Records and Reports.

(a) All books of account, with all other written records and other documents of the Company, shall be maintained at the principal office of the Company or at any other location that may be selected by the Managers from time to time, and shall be open to the reasonable inspection and copying by any Member or such Member's duly authorized representative.

(b) Within 90 days after the end of each Tax Period, the Managers shall cause to be prepared and delivered to each Member (i) unaudited financial statements of the Company for that year, including an income statement and balance sheet; and (ii) federal and other applicable income tax returns of the Company for that period, including Schedules K-1 for all Members.

(c) Any Member shall have the right to inspect and copy, at such Member's own expense, any of the Company's records required to be maintained pursuant to the Act, at such Member's reasonable request and during regular business hours.

4.2.7 Officers.

(a) The Managers may, from time to time, designate one or more Persons to be officers of the Company (each, an "Officer"), with such titles and terms of the office as the Managers may assign to such Persons. Officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of Officers shall be determined by the Managers in accordance with the terms of this Agreement. Unless otherwise provided herein, an Officer may be removed as such by the Managers, either with or without cause, at any time. An Officer may resign as such at any time and such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. The designation of an Officer hereunder shall not of itself create any contract rights. In the event the Officer is also a Member, then upon ceasing to be a Member of the Company, such Officer shall automatically be deemed to have resigned as Officer, without any action on the part of the Company, the Managers or any Member. Any vacancy occurring in any Officer position may be filled by the Managers. The provisions of this Section 4.2.7 are subject to any contrary provisions of any written employment agreement or other written contract between the Company and any Officer.

(b) Irvine is hereby designated as an Officer of the Company, with the title of Chief Executive Officer, and shall serve in such capacity until his successor has been duly elected and qualified or his earlier death or resignation. The Chief Executive Officer shall be primarily responsible for making major corporate decisions, managing the overall operations and resources of the Company. It is expressly understood and agreed that Irvine shall be required to devote his substantial time or effort to providing services or duties in such capacity, subject to the covenants set forth in Article 6. Irvine shall have such power and authority as is consistent with the positions of Chief Executive Officer which permit him to carry out his duties in such capacity.

(c) Jung is hereby designated as an Officer of the Company, with the title of Chief Marketing Officer, and shall serve in such capacity until his successor has been duly elected and qualified or his earlier death or resignation. The Chief Marketing Officer shall be primarily responsible for overseeing the planning, development and execution of the Company's sales strategy. The Chief Marketing Officer shall ensure that the organization's message is distributed across channels and to targeted audiences in order to meet Company sales objectives. It is expressly understood and agreed that Jung shall be required to devote his substantial time or effort to providing services or duties in such capacity, subject to the covenants set forth in Article 6. Jung shall have such power and authority as is consistent with the positions of Chief Marketing Officer which permit him to carry out his duties in such capacity.

4.2.8 Authorized Persons.

In addition to Officers, the Managers may (a) authorize any Person to enter into and perform any agreement on behalf of the Company, and (b) appoint Persons, with such titles as they may select, as employees or agents of the Company to act on behalf of the Company, for such reasonable compensation as the Managers shall determine, and with such power and authority as the Managers may delegate, from time to time to any such Person. Any such Person, individual, officer, employee and/or agent (each "Authorized Person") may be removed by the Managers at any time and from time to time, with or without cause.

The CEO and each of the Authorized Persons shall have the right to act for and bind the Company and may execute documents, instruments and contracts in the name of and on behalf of the Company. Any Person dealing with the Company, the Members, the Managers, any officer or any Authorized Person may rely upon a certificate signed by the CEO as to the identity of the Members, the Managers, the officers or the Authorized Persons and as to the authority of the CEO or such Authorized Persons to execute and deliver any agreement or other instrument or document on behalf of the Company. No Person dealing with the CEO or an Authorized Person need inquire into the validity or propriety of any agreement, instrument or document executed in the name of the Company by the CEO or an Authorized Person, or as to the authority of the CEO or Authorized Person executing the same. Notwithstanding anything to the contrary contained, no Member shall have authority to manage or specifically bind the Company except as specifically provided in this Agreement.

An Authorized Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Authorized Person reasonably believes are within such Person's professional or expert competence.

4.2.9 Other Activities; No Exclusive Duty. Subject to the covenants set forth in Article 6, the Manager or Officer may, for his own account, without liability to the Company, be employed by a third party, engage in other businesses, investments, and other activities, in addition to those relating to the Company, and neither the Company nor its Affiliates, shall have any right, by virtue of this Agreement, or the relationship of the parties hereunder, in or to such other employment, positions, businesses, investments or activities of the Manager or Officer, or to any income or proceeds derived therefrom. The Company hereby agrees that any of the foregoing other activities shall not be deemed a breach of any duty owed to the Company or the Members by the Manager or Officer.

4.2.10 Acts of Managers as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, agreement, certificate (including, without, limitation, the Certificate), statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the Managers reasonably believing that it is acting within the scope of its authority, shall not be rendered invalid as to the Company solely by any lack of authority, unless the other Person had actual knowledge that the Managers had no authority to execute the same. In this respect, the Managers shall be an "authorized person" within the meaning of the Act.

4.3 Expenses of the Company; Payments to Managers, Officers and Members.

4.3.1 All expenses incurred by or on behalf of the Company in connection with the formation of the Company, the preparation of this Agreement and the carrying on of the Company's business and operations shall be borne and paid by the Company.

4.3.2 The Company shall reimburse for any payment made for any debt, obligation, or other liability incurred by a Manager in the course of the manager's activities on behalf of the Company, if, in making the payment or incurring the debt, obligation, or other liability, the Manager complied with the fiduciary duties stated in Section 17704.09 of the Act, and provides the Company with documentation sufficient to account for such expenses.

4.3.3 Each Member shall bear such Member's own costs and expenses, if any, incurred in connection with the formation of the Company, the preparation of this Agreement and the transactions contemplated hereby.

4.3.4 Except as authorized by the Managers, no Officer or Member is entitled to remuneration for services rendered to the Company.

4.3.5 Reliance on Acts of the Managers. No financial institution or any other Person dealing with the Managers of the Company shall be required to ascertain whether the Manager is acting in accordance with this Agreement, but such financial institution or such other Person shall be protected in relying solely upon the assurances of, and the execution and delivery of documents by, the Managers.

4.3.6 Indemnification and Insurance.

(a) Liability of Covered Persons.

(i) Except as expressly set forth herein or in any other written contracts, agreements or undertakings, no Manager shall have any duty to any Member or the Company, and no Covered Person shall be liable to the Company or any Member for any act or omission or error in judgment in performing such Covered Person's duties under this Agreement or the operation or affairs of the Company, if such Covered Person acted in good faith and in a manner it reasonably believed to be within such Covered Person's scope of the authority and such Covered Person complied with the fiduciary duties as stated in Section 17704.09 of the Act.

(ii) Each Covered Person shall be entitled to rely in good faith on the advice of counsel, public accountants and other independent advisors experienced in the matter at issue and selected, employed or engaged with reasonable care by or on behalf of such Covered Person or the Company, and any act or omission of any Covered Person in reliance on such advice shall in no event subject any Covered Person to liability to the Company or any Member.

(b) Indemnification of Covered Persons.

(i) The Company shall, to the maximum extent permitted by applicable law, indemnify, defend, and hold harmless each Covered Person from and against any

and all Losses to which such Covered Person may become subject in connection with or arising out of or related to this Agreement, the operation or affairs of the Company, or by reason of the fact that such Covered Person is or was a Manager, officer, employee, agent, or similar functionary of the Company, or is or was serving at the request of the Company as a Manager, officer, director, partner, venturer, proprietor, trustee, employee, agent or similar functionary of other limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, in each case whether or not such Covered Person continues to be acting in such capacity at the time any such Losses are asserted, paid or incurred, provided that such Covered Person complied with the fiduciary duties as stated in Section 17704.09 of the Act (each, an "Indemnified Matter").

(ii) In the event that any Covered Person becomes involved in any capacity in any Proceeding in connection with any Indemnified Matter (including, but not limited to appearing as a witness or other participation in a Proceeding at a time when such Covered Person is not a named defendant or respondent in the Proceeding), in each case whether or not such Covered Person continues to be such at the time of such Proceeding, the Covered Person shall promptly provide the Company with written notice of such Proceeding and the Company shall be entitled to assume, at its sole option, the control of the defense, appeal or settlement of such Proceeding. The Covered Person shall fully cooperate with the Company in connection therewith. The Covered Person shall be entitled at any time to employ separate counsel to represent the Covered Person, but if the defense, appeal or settlement of such Proceeding has been assumed by the Covered Person, any separate counsel employed by the Covered Person shall be at the Covered Person's sole expense, and the Covered Person shall not settle any such Proceeding without the Company's prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(iii) The Company shall periodically advance funds to or reimburse such Covered Person for its reasonable legal and other expenses (including the cost of any investigation and preparation) as incurred in connection with any Indemnified Matter or Proceeding relating thereto; provided, however, that such Covered Person shall provide a written undertaking to the effect that he, she or it shall promptly repay to the Company the amount of any such advanced or reimbursed expenses paid to it to the extent that it is determined by a final determination (after all appeals and the expiration of time to appeal) of a court of competent jurisdiction that such Covered Person is not entitled to indemnification by the Company pursuant to this Section 4.3.5 in connection with such Proceeding.

(iv) To the extent that a Covered Person has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 4.3.5, or in connection with any appeal therein, or in defense of any claim, issue or matter therein, the Company shall indemnify that Covered Person to the fullest extent permitted by law against the expenses, including, without limitation, reasonable attorneys' and accountants' fees and disbursements, actually and reasonably incurred by that Covered Person in connection therewith. If the court in any such Proceeding finds that Covered Person liable to the Company, but, nevertheless, determines on application, that, despite such adjudication, but in view of all circumstances of the case, that Covered Person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper, the Company shall so indemnify that Covered Person.

(v) The indemnification and advancement of expenses provided by this Section 4.3.5 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may otherwise be entitled but shall be in addition to any similar rights to which any Covered Person may otherwise be entitled by contract or as a matter of law and shall inure to the benefit of each Covered Person's heirs, executors, administrators, personal representatives, successors and permitted assigns. The Company's indemnification obligations under this Section 4.3.5 shall be satisfied only out of the Company's assets. The rights of indemnification and advancement of expenses provided for in this Section 4.3.5 shall, with respect to a Covered Person, survive such Covered Person's withdrawal or termination as a Member of the Company and, otherwise, the dissolution and termination of the Company.

(c) Insurance. The Company may obtain and maintain, at its expense, insurance to protect the Members, the Managers, Officers, employees, and agents of the Company from Losses arising out of or in connection with such Person's status and actions as a Member, Manager, Officer, employee or agent of the Company. In addition, the Company may, without further approval, but is not obligated to, purchase and maintain insurance, at its expense, to protect itself and any Member, Manager, Officer, employee or agent of the Company who is or was serving at the request of the Company as a Manager, officer, director, partner, venturer, proprietor, trustee, employee, agent or similar functionary of a limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against any expense, liability or loss, arising out of or in connection with such Person's status or actions as such, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Section 4.3.5. Upon a Member's, Officer's, or Manager's written request, the Managers shall cause the Company to furnish such Member, Officer, or Manager with copies of any such insurance policies.

(d) Savings Clause. If this Section 4.3.5 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify, defend and hold harmless each Covered Person indemnified pursuant to this Section 4.3.5 as to any Losses incurred by such Covered Person in connection with any applicable Proceeding to the full extent permitted by any applicable portion of this Section 4.3.5 that was not invalidated and to the fullest extent permitted by applicable law.

ARTICLE 5
FUNDAMENTAL CHANGES

5.1 Restrictions on Transfer.

5.1.1 No Member shall be entitled to transfer any Units, or any interest therein, except as provided in this Agreement.

5.1.2 Notwithstanding any other provision of this Agreement, no Transfer may be made of any Units if such Transfer: (a) would violate any federal or state securities laws, (b) is made to a Person who does not execute a counterpart to this Agreement or otherwise agrees in writing to be subject to the terms of this Agreement or (c) would cause a default under the terms of any indebtedness of the Company or would otherwise violate the terms of any agreement

between the Company and another party, and any attempted assignment in violation hereof shall be ineffective to transfer any such Units. Any Transfer of Units in contravention of this Agreement (a "Prohibited Transfer") shall be null and void and if a Member attempts to make a Prohibited Transfer, then the Managers shall be entitled to take any and all action that may be necessary or appropriate to defeat or prevent the Prohibited Transfer. Additionally, notwithstanding any other provision of this Agreement, without the consent of the Managers, no Units may be assigned or transferred if such assignment or transfer would result in the termination of the Company for federal income tax purposes.

5.2 Permitted Transfers. A Member shall be entitled to transfer all or any portion of his Units at any time, or from time to time, to a Permitted Transferee; however, a Permitted Transferee shall only receive an economic interest in the Units (without any management or voting interest) and shall not be entitled to become a Substituted Member except as provided below. A Permitted Transferee of any Member shall become a Substituted Member hereunder only with the written consent or approval of the Managers, and only if such Permitted Transferee has executed and delivered to the Company a counterpart to this Agreement pursuant to which such Permitted Transferee agrees to be bound by the terms and conditions of this Agreement. Upon the delivery of such counterpart Agreement, the Managers shall, without the need for any further consent or approval, amend Annex 1 hereto to reflect such Permitted Transferee as a Member and his, her or its Capital Contributions, Units and Percentage Interests, as well as those of the transferor-Member, after giving effect to such Transfer.

5.3 Transfer of Units Other Than to a Permitted Transferee.

5.3.1 Voluntary Transfers. Subject to Section 5.1.2, if any Member desires to sell all or any portion of his, her or its Units to a Person other than a Permitted Transferee (the "Offered Interest"), then such Member (the "Selling Member") shall provide written notice (the "Offer Notice") to the Company and to the other Members (the "Non-Selling Members") setting forth (i) the Offered Interest, (ii) the identity of the proposed Transferee, (iii) the price at which the Offered Interest is proposed to be transferred and (iv) in the case of a proposed sale or exchange for value, the terms of the proposed Transfer, including the consideration and other material terms and conditions. The delivery of the Offer Notice to the Company and the Non-Selling Members shall trigger the Company's and the Non-Selling Members' right (but not the obligation) to purchase part or all of the Offered Interests pursuant to Section 5.3.3.

5.3.2 Involuntary Transfers. Subject to Sections 5.1.2 and 5.2, upon the occurrence of a Triggering Event, the affected Member or such Member's legal representative, successor-in-interest, or transferee (each, an "Affected Member") shall be deemed to have made an offer to sell all (but not less than all) of such Affected Member's Units (the "Affected Interests") to the Company and the other Members (the "Non-Affected Members") in accordance with this Section. The Affected Member shall provide written notice of such Triggering Event to the Company and each Non-Affected Member within thirty (30) days of its occurrence or, if later, within twenty (20) days of when the Affected Member reasonably becomes aware of the occurrence of a Triggering Event, setting forth the identity of the Affected Member, the Affected Interests to be transferred, and all other material information (the "Triggering Event Notice"). Following the Triggering Event Notice, an appraisal of the Fair Value of the Affected Interests shall be made and delivered to the Managers within ten (10) business days of the delivery of the

Triggering Event Notice, unless otherwise waived by the Managers. Within five (5) business days of the delivery of the appraisal for Fair Value, the Managers shall provide written notice of the Fair Value determination to the Company and each Non-Affected Member, along with any changes to the material information set forth in the Triggering Event Notice (the "Valuation Notice"). The delivery of the Valuation Notice to the Company and the Non-Affected Members shall trigger the Company's and the Non-Affected Members' right (but not the obligation) to purchase part or all of such Affected Interests pursuant to Section 5.3.3.

5.3.3 Right of First Refusal. Upon receipt of the applicable notices required by Section 5.3.1 or Section 5.3.2, the Company and the Members shall have the right (but not the obligation) to purchase (all or any part) of the Offered Interests or Affected Interests as provided in this Section.

(a) For a period of thirty (30) calendar days from the date of the Offer Notice or Valuation Notice, as the case may be (the "Company Period"), the Company shall have the right (but not the obligation) (the "First Refusal Right") to purchase all or any portion of the Offered Interests or Affected Interests, as the case may be (the "Transferred Interests") at the same price and on the same terms and conditions specified in the Transfer Notice or Valuation Notice (including the Triggering Event Notice), as the case may be (the "Transfer Notice").

(b) If the First Refusal Right has not been exercised with respect to all of the Transferred Interests upon the expiration of the Company Period, then for a period of thirty (30) calendar days immediately following the expiration of the expiration of the Company Period (the "Non-Transferring Member Period"), the Non-Selling Members or Non-Affected Members, as the case may be (the "Non-Transferring Members") shall have the First Refusal Right to purchase all or any portion of the Transferred Interests on a pro rata basis based upon their respective Percentage Interests, at the purchase price and on the terms stated in the Transfer Notice, by delivery of written notice (an "Election Notice") to the Transferring Member and the other Non-Transferring Members. If some, but not all, of the Non-Transferring Members elect to so purchase, then those Non-Transferring Members who have elected to so purchase shall be entitled to purchase all or any portion of the Transferred Interest not being purchased by the other Non-Transferring Members in accordance with the ratio that their respective Percentage Interests bear to the total Percentage Interests of all such purchasing Non-Transferring Members.

(c) If the Company or the Non-Transferring Members delivers an Election Notice or Election Notices in accordance with this Section 5.3.3 electing to purchase all or any portion of the Offered Interest, the sale shall be consummated on the terms and conditions set forth in the Transfer Notice. At the closing, the Transferring Member shall convey, transfer and assign to the Company or such Non-Transferring Members, as applicable (by assignment and such instruments of transfer as shall be reasonably requested), the Transferring Member's entire right, title and interest in and to the Transferred Interest purchased by that Person, free and clear of any liens, encumbrances or claims of any nature whatsoever other than those set forth in this Agreement, and shall, to the extent requested by the Company or such Non-Transferring Members, cooperate to effect a smooth continuation of the affairs of the Company. At the closing, the Company or such Non-Transferring Members, as applicable, shall pay to the Transferring Member, in immediately available funds, an amount equal to the total purchase

price for the Transferred Interest purchased by that Person, unless the terms of the Transfer Notice require otherwise.

(d) If the Company and the Non-Transferring Members fail to deliver an Election Notice or Election Notices within the time periods set forth in Section 5.3.3(b) or Section 5.3.3(c), as applicable, with respect to the *entire* Transferred Interest, then the Transferring Member shall be entitled to Transfer such portion of the Transferred Interest as is not purchased by the Company and the Non-Transferring Members, so long as such Transfer is in accordance with all of the information set forth in the Transfer Notice. In the event such Transferring Member has not sold or Transferred such Transferred Interests within a period of ninety (90) calendar days thereafter, such Transferring Member shall not thereafter sell any of the Transferred Interests without first offering them again to the Non-Transferring Members and the Company in accordance with this Section 5.3.3.

5.3.4 Payment of Purchase Price. In the event of any permissible Transfer of Units to the Company and/or another Member pursuant to Section 5.3.3 of this Agreement, such Transferee may elect to pay the applicable purchase price for such Units as provided for in this Agreement in following manner:

(a) Twenty-five percent (25%) of the applicable purchase price shall be paid in cash at the closing of such Transfer (the "Down Payment") and the remaining portion of the purchase price shall be paid over up to a three (3) year period in equal and successive annual installments (the "Installments"), the first of which shall be due on the first day of the year following such closing and the remaining Installments shall be due on the first day of each year thereafter until the purchase price is paid in full. The Installments shall be evidenced by a promissory note (the "Note") made by the Company or Transferee(s), as the case may be, in favor of the Transferor, with interest on unpaid principal balances computed at the rate reported from time to time in the New York edition of the Wall Street Journal (or its successor) as the U. S. prime rate, but in any event not lower than the Applicable Federal Rate as of the time the Note is made. Interest payments shall be made concurrently with each payment of principal. Notwithstanding the foregoing, the Note shall be subject to complete or partial prepayment of principal or interest or both at any time or from time to time at the election of the payor without penalty on five business day's written notice, and to a right of election of the payee to require immediate payment of all amounts unpaid thereunder upon 30 days after any default in payment of principal or interest; or

(b) Payment of 100% of the purchase price at the closing of such Transfer by wire transfer to an account designated by the Transferor.

5.4 Transferee Not Member. Except as otherwise set forth herein, a Transferee of an Unit, or any part thereof, pursuant to a Transfer otherwise complying with the provisions of this Article 5 shall not be a Member, and shall have no right to participate in the management of the business of the Company or to become a Member, unless the Managers approve the admission of such transferee as a Member, which approval may be withheld in the sole discretion of the Managers. A Transferee not admitted as a Member hereunder will be deemed to be a transferee as defined under Act for all purposes, and shall be entitled to receive the share of Profits and Losses, other allocable items and distributions to which the Transferor would have been entitled

to the extent of the Units Transferred to such Transferee. A Transferee who becomes a Member shall be treated as a Member for all purposes under this Agreement and shall be liable for the obligations of its Transferor, including any obligation of the Transferor to make Capital Contributions, in connection with any assumed Member Loans, and with respect to any unsatisfied obligation of the Transferor in respect of the Units assigned. As a condition to being admitted as a Member, a Transferee must execute a counterpart of this Agreement and any other documents or instruments reasonably requested by the Managers. Notwithstanding the foregoing, the pledge, encumbrance or hypothecation of all or any portion of a Member's Units shall not cause such Member to cease to be a Member or to have the power to exercise any rights or powers of a Member.

5.5 Indebtedness. Any indebtedness to the Company and/or the other Members of a Member Transferring all (but not less than all) of its Units shall immediately become due and payable and shall be paid by or on behalf of such Member at the closing of such Transfer; provided, however, that any indebtedness due to a purchaser of such Units shall be deducted from and set off against the applicable purchase price. Any indebtedness of a purchaser of such Units or the Company to the Member Transferring all (but not less than all) of its Units shall become immediately due and payable and shall be paid by such purchaser or the Company to such Transferring Member at the closing of such Transfer.

5.6 Withdrawal. No Member shall have the right to withdraw or resign from the Company prior to the dissolution and winding up of the Company except as set forth in this Article V.

5.7 Dissolution.

5.7.1 General. The Company shall be dissolved and its affairs wound up upon the first to occur of any of the following events:

(a) The determination by the unanimous vote of entire Managers or a Majority-in-Interest of the Members at any time to dissolve the Company;

(b) upon the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member of the Company unless the business of the Company is continued in a manner permitted by this Agreement or the Act; or

(c) The entry of a decree of judicial dissolution of the Company under the Act.

5.7.2 Liquidation and Termination. Upon dissolution of the Company, the Managers shall act as liquidator or may appoint one or more other Persons to act as liquidator. If there is no Manager then serving, the Members shall select one or more Persons to act as liquidator. Such liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The liquidator, as promptly as possible after dissolution and again after final liquidation, shall cause a proper

accounting to be made by a certified public accounting firm of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable, and shall apply the proceeds of liquidation as provided in Section 3.7.2 and in accordance with the time requirements of Regulations Section 1.704- 1 (b)(2)(ii)(b)(2). If, in the reasonable judgment of the liquidator, it will not be possible or prudent to complete the liquidation of the Company's assets and the distributions to the Members within that prescribed time period, the liquidator shall, on or before the last day of such period, distribute all remaining assets and liabilities of the Company to a trust, with the liquidator or such other Person as the liquidator may appoint serving as the trustee thereof, for the purpose of complying with such timing requirements. The trustee of said trust shall, thereafter, proceed with the completion of the liquidation of said remaining assets in the manner described in this Section 5.7.2 and with the application of the proceeds therefrom in the manner provided in Section 3.7.2, and the trust shall be terminated as promptly as possible after completing all such actions.

5.7.3 Final Accounting. Each of the Members shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the last day of the month which includes the date of the final liquidation of the Company's assets and shall provide relevant information concerning the application and disposition of such assets and the proceeds thereof. Upon compliance by the liquidator with the foregoing provisions, the liquidator shall execute and cause to be filed a certificate of cancellation and any and all other documents necessary to terminate the Company's existence under the Act.

5.8 Amendments.

5.8.1 By the Managers Without Consent or Approval. This Agreement may be amended by the Managers, without the consent or approval of the Members, if such amendment (a) is solely for the purpose of reflecting the admission of Additional Members or Substituted Members who have been admitted as Additional or Substituted Members of the Company in accordance with the terms of this Agreement, or updating Annex 1 hereto to reflect changes in the Capital Contributions, Units, Percentage Interests and any other information contained therein in accordance with the terms of this Agreement; (b) to cure any ambiguity, to correct or supplement any provision herein that may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement that are not inconsistent with the provisions of this Agreement; (c) is, in the opinion of counsel for the Company, necessary or appropriate to satisfy requirements of the Code or Regulations or of any federal or state securities laws or regulations; or (d) to take such actions as may be necessary (if any) to ensure that the Company will be treated as a partnership for federal income tax purposes, and that each Member will be treated as a limited partner for federal income tax purposes; provided, that no amendment shall be adopted pursuant to this Section 5.8.1 unless the adoption thereof does not affect the limited liability of the Members or the status of the Company as a partnership for federal income tax purposes.

5.8.2 By Consent. Except as provided in Section 5.8.1, this Agreement may be amended only with the consent or approval of unanimous vote of the entire Managers or a Majority-in-Interest of the Members.

5.8.3 Notice of Proposed Amendments. A copy of any amendment proposed to be made pursuant to Section 5.8.2 shall be provided to each Member by the Managers at least seven days prior to its proposed adoption date.

ARTICLE 6
COVENANTS OF MEMBERS

6.1 Confidentiality.

Other than in connection with the Company's business, each Member will not at any time retain or use for the benefit, purposes or account of such Member or any other person or disclose, divulge, reveal, communicate, share, transfer or provide access to any person outside the Company, any Confidential Information without the prior written authorization of the Company. Confidential Information includes but not limited to, any (i) proprietary information (whether supplied by Company or by third parties through the Company), which includes database, data sources, concepts, slogans, designs, sketches, diagrams, notes, visual images, audio clips and other information; (ii) a whole or any portion or phase of any technical information, design, process, procedure, formula, coding or improvement relating to the development, design, construction, and operation of the Company's proprietary software and business; (iii) business partner, agent, contractor, publisher, distributor, vendor, supplier, client, customer and advertiser lists and information, price lists or pricing structures, account invoices, (iv) marketing and sales information, marketing methods, business plans or dealings and financial information, (v) Company's operational processes in particular, such operational processes relating to the soft sourcing of legal, intellectual property, accounting, technology services, client relationship management and passwords, user ID or any other access information which the Company *may* provide the Member with to enable the Member to access the Company's information system and plans as well as all papers, resumes and records that are disclosed to or otherwise known to the Member as a direct or indirect consequence of the Member's association with the Company of which the Member has a reasonable basis to believe Company would like to treat as confidential for any purpose, such as maintaining a competitive advantage or avoiding undesirable publicity. The Member has kept and will keep confidential information secret whether or not any document containing it is marked as confidential. Confidential Information disclosed by Company to the Member hereunder may include Confidential Information of a third party, provided that the third party has authorized such disclosure and in such event this Agreement shall apply equally to such Confidential Information and shall inure to the benefit of such third party.

6.1.1 Confidential Information shall not include any information that is: (i) generally known or becomes known to the industry or the public other than as a result of a Member's breach of this covenant; (ii) made legitimately available to a Member by such third party without breach of any confidentiality obligation by a third party; or (iii) demonstrably known to the Member prior to becoming a Member of the Company. In addition, and notwithstanding anything to the contrary in this Agreement, the provisions of Section 6.1 will not restrict a Member from disclosing the Confidential Information pursuant to an order, direction or other regulation legally enforceable against the Member, provided that (x) any such disclosure shall be only as far as necessary to reasonably comply and (y) Member shall notify the Company

of the obligation as soon as reasonably practicable and cooperate in any effort by the Company to obtain a protective order.

6.1.2 Upon the later of: (i) the withdrawal or expulsion of a Member or the Transfer with respect to all (but not less than all) of such Member's Units; and (ii) the termination of any other role that a Member may serve with respect to the Company, including Manager, Officer, contractor, agent or employee, such Member shall cease and not thereafter use any Confidential Information of the Company, and shall return to the Company or destroy all Confidential Information in such Member's possession or control, regardless of the form or medium it is contained or where located (including, but not limited to, all originals, copies, memoranda, books, papers, plans, computer files, letters and other data that contains Confidential Information) and shall surrender any and all Company property that such Member has in its possession or control back to the Company.

6.2 Restricted Activities.

6.2.1 Each Member agrees with the Company that the services that the such Member will render to the Company during the time such Member owns Units or such Manager serves as the Manager of the Company (the "Restricted Period") are unique, special and of extraordinary character, that the Company will be substantially dependent upon such services to develop and market its products and services and to earn a profit, and that the application of such Member's knowledge and services to any competitive business would be substantially detrimental to the Company. Accordingly, in consideration for the Company's issuance of Units to such Member or the appointment of such Manager, as applicable, such Member will not compete with the Company or any Affiliate of the Company (or any of their successors or assigns), directly or indirectly, during the Restricted Period. The term "compete" as used herein means to engage in, assist, or have any interest in, including as a principal, consultant, employee, owner, shareholder, director, officer, partner, member, advisor, agent, or financier, any Person (other than an Affiliate of the Company) that is, or that is about to become engaged in, the business of the Company, as such business exists or is in process during the Restricted Period of which the Member has a reason to know. This Section 6.2.1 or Section 6.2.2 may be waived with respect to any specific activities at the request of a Member or the Manager, with the consent of the Managers after full disclosure to Managers of all material facts. Nothing herein shall prohibit any Member from being a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as he has no active participation in the business of such corporation.

6.2.2 Furthermore, during the Restricted Period, no Member shall, directly or indirectly, with respect to the Company or any Affiliate of the Company (or any of their successors or assigns):

(a) Directly or indirectly influence any of the Company's employees or contractors to terminate their employment with the Company or accept employment with any of the Company's competitors; or

(b) Interfere with any of the Company's business relationships, including those with advisors, investors, customers, suppliers, consultants, attorneys, and other agents, whether or not evidenced by written or oral agreements.

6.3 Intellectual Property.

6.3.1 Except as otherwise provided herein and subject to the terms of any services or employment agreement between Member and the Company, each Member that has created, invented, designed, developed, contributed to or improved any works of authorship, program, software, websites, articles, slogans, logos, trademarks, service marks, domain names, graphics, audio, video, images, source code, inventions, ideas, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) ("Works"), either alone or with third parties, prior to such Member's becoming admitted as a Member of the Company or such Person becoming appointed as Manager of the Company and any time during such Member's relationship with the Company, which Works are reasonably related to the Company's business, as determined by the Managers in its sole discretion ("Company Works"), hereby irrevocably grants, assigns, transfers and conveys to the Company, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the extent ownership of any such rights does not vest originally in the Company. The Company shall have the sole right to edit, modify, revise, and reproduce the Company Work, or any portion thereof, throughout the world in any medium or media now known or hereafter developed and such Member hereby waives any and all "moral rights" which it may have in respect to the Company Work in any country of the world.

6.3.2 Such Member shall take all reasonably requested actions and execute all reasonably requested documents (including any licenses or assignments required) at the Company's expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company's rights in the Company Works. If the Company is unable for any other reason to secure a Member's signature on any document for this purpose, then such Member hereby irrevocably designates and appoints the Company and its duly authorized Managers and agents as Member's agent and attorney in fact, to act for and in Member's behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

6.4 Blue Pencil. If, at the time of enforcement of this Article 6, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

6.5 Officers and Managers Covered. References to Member in this Article 6 shall be deemed to cover, and the provisions of this Article 6 shall apply to, any Officer or Manager of the Company.

6.6 Survival. The provisions of this Article 6 shall survive the termination of a Member's membership in the Company and the dissolution of the Company, and any Member shall be able to enforce the provisions of this Article 6 after such termination or dissolution. The covenants of this Article 6 shall be construed as independent of any other provisions of this Agreement and shall be enforceable regardless of whether a Member has a claim against the Company or any other Member based on this Agreement or otherwise.

ARTICLE 7
MISCELLANEOUS

7.1 Notices. Any notice, election or other written communication required or desired to be given hereunder shall be deemed given or made (a) at such time as it is delivered personally to the intended recipient, (b) one (1) business day after it is delivered to Federal Express, UPS or any similar express delivery service, (c) three (3) business days after it is deposited in the United States mails, by registered or certified mail, return receipt requested, bearing proper postage, or (d) if sent by e-mail (and if the e-mail address of the Person to whom the notice is addressed is set forth as part of such Person's address for purposes of this Agreement) upon confirmed transmission to the recipient, addressed to the intended recipient at the address set forth on Annex 1 of this Agreement (in the case of any communication to a Member) or the address of the principal office of the Company (in the case of any communication to the Managers or the Company).

7.2 Entire Agreement. Except as otherwise specifically indicated herein, this Agreement contains the entire agreement of the parties and supersedes any and all prior understandings, agreements, representations and negotiations between them respecting the subject matters hereof.

7.3 Successors in Interest. Except as otherwise provided herein, all provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the Company, the Members and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

7.4 Counterparts and Facsimiles. This Agreement and any other documents related to this Agreement may be executed in several counterparts, including by facsimile or electronic transmission, all of which together shall be considered an original of this Agreement.

7.5 Severability. In the event any provision of this Agreement or any application thereof is held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions hereof and of any other application of the specific provision involved shall not be affected or impaired in any manner.

7.6 Captions. The captions at the beginnings of the sections and paragraphs of this Agreement are not part of the context of this Agreement, but are merely labels to assist in locating those sections and paragraphs, and shall be ignored in construing this Agreement.

7.7 Additional Documents. Each Member shall execute, acknowledge or verify and deliver any and all documents from time to time reasonably requested by the Managers or any other Member to carry out the purposes and intent of this Agreement.

7.8 No Third Party Benefit. Except as otherwise specifically provided herein, this Agreement is intended for the exclusive benefit of the Company, the Managers, the Officers and the Members and their respective successors and permitted assigns, and nothing contained in this Agreement shall be construed as creating any right or benefit in or to any other third party.

7.9 Investment Representations. Each Member hereby represents and warrants to the Company and each other Member as follows:

(a) The Units acquired by the Member have not been registered under the Securities Act of 1933, as amended, California state securities laws or any other state securities laws (collectively, the "Securities Acts") and the Company is issuing such Units in reliance upon exemptions from the registration requirements contained in the Securities Acts for issuances not involving any public offering;

(b) Member is acquiring the Units for his or its own account, for investment purposes only, and not with a view to the resale or distribution thereof;

(c) The offer and sale of the Units was not accomplished by the publication of any advertisement, and at no time was the Member presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, publication, or any other form of general advertising in connection therewith;

(d) The Member has a pre-existing personal or business relationship with either the Company or any of its officers, members, Managers or controlling persons, of a nature and duration such as would enable a reasonable prudent investor to be aware of the character, business acumen, and general business and financial circumstances of the Company; and

(e) Before acquiring the Units, each Member investigated the Company and its business, had the opportunity to ask questions or and receive answers and all information requested from management of the Company, and the Member has such knowledge and experience in financial, tax and business matters that it is capable of evaluating the risks and merits of an investment in the Units.

7.10 No Conflicts. Except for any required blue sky or state notice filings, no consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or any other tribunal is required by the Company for the execution, delivery or performance by the Company of this Agreement or the execution, issuance, sale or delivery of the Units.

7.11 Waiver. Neither the waiver by any Member of a breach of or a default under any provision of this Agreement, nor the failure of any Member on one or more occasions to enforce any of the provisions of this Agreement or to exercise any right, remedy or privilege hereunder, shall be construed as a waiver of any subsequent breach or default of a similar nature or as a waiver of any such provision, right, remedy or privilege. No waiver of any of the provisions of this Agreement shall be valid unless it is in writing and signed by the party against whom the waiver is sought to be enforced.

7.12 Survival. If any provision of this Agreement establishes, with respect to any Member or the Company, any rights or obligations which are to be in effect after the termination or expiration of this Agreement or, with respect to a Member, the termination of a Member's membership in the Company, such provision shall survive the termination or expiration of this Agreement or, with respect to a Member, the termination of a Member's membership in the Company and shall be binding upon all Persons affected by such provision for such period of time as may reasonably be required in order to give full effect to the intended application of such provision.

7.13 Applicable Law. This Agreement will be governed by the laws of the State of California, without regard to its conflicts of laws or choice of laws provisions thereof.

7.14 Arbitration. Except as otherwise expressly set forth herein, any dispute between the parties arising out of this Agreement, shall be decided exclusively by binding arbitration in the State of California, within Los Angeles County, conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association or any successor rules thereto (the "Rules"). The parties agree to make a good faith effort to select a mutually agreeable arbitrator, however, if the parties are unable to reach agreement on an arbitrator, one will be selected pursuant to the Rules. The arbitrator's decision and/or award will be fully enforceable and subject to an entry of judgment by any court of competent jurisdiction. All arbitral proceedings conducted pursuant to this Section and information disclosed in connection therewith shall be kept strictly confidential, except for any disclosure as may be required by law, and may not be used for any other purpose. Any provisional remedy in Section 7.15 or otherwise, which, but for this Agreement to arbitrate disputes, would be available under this Agreement or at law, shall be available to the parties hereto pending arbitration. Each party shall pay their own attorneys' fees and other expenses of such arbitration and related proceedings, except that the costs assessed by the American Arbitration Association shall be shared equally by the parties.

7.15 Remedies. Each Member acknowledges and agrees that his ability to earn a livelihood would not be impaired in any manner by his performance of, or a court's enforcement of, the covenants set forth in Article 6. Each Member further acknowledges and agrees that the Company has developed its research investment plans over an extended period of time and at a substantial investment of time and money. The Company's business is based largely upon the personal and professional relationships developed by the Company, its Managers, its Members and its Officers and its employees and/or consultants. The Members agree that most of these relationships have developed into permanent or near permanent relationships. Each Member acknowledges that the covenants set forth in Article 6 are of vital concern to the Company, that monetary damages for any violation thereof would not adequately compensate the Company and that the Company is engaged in a highly competitive business. Accordingly, it is agreed that remedies at law will not be adequate in the event of a breach of such provisions, and notwithstanding anything to the contrary as contained in this Agreement, the Company shall be entitled to the equitable remedy of specific performance and shall have the right to preliminary and permanent injunctive relief (without the necessity of posting bond or proving the inadequacy of monetary damages) at any court of competent jurisdiction, to secure specific performance and to prevent a breach or contemplated breach of such covenants. Each Member agrees to indemnify and reimburse the Company for any and all costs, expenses (including but not limited

to reasonable attorneys' fees), losses and damages paid or incurred as a result of or arising from his breach of the provisions of Article 6. References to Member in this Section shall be deemed to cover, and the provisions of this Section shall apply to, any Officer or Manager of the Company.

7.16 Interpretation. As used in this Agreement, the word "including" means including, without limitation, the word "or" is not exclusive and the words "herein," "hereof " "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. When permitted by the context, each pronoun used in this Agreement includes the same pronoun in other numbers or genders, and each noun used in this Agreement includes the same noun in other numbers. Unless the context otherwise requires, references herein: (a) to Sections and Exhibits means the Sections of, and the Exhibits attached to, this Agreement; (b) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (c) to a statute means such statute as amended from time to time and includes any successor legislation thereto. Any Annex referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. All references to "days" contained herein shall refer to calendar days, unless otherwise specified. The parties hereto agree that this Agreement is the product of negotiation among sophisticated parties and individuals, all of whom had the opportunity to be represented by counsel, and each of whom had an opportunity to participate and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall be construed without regard to any rule of construction against the drafter.

7.17 Reliance on Outside Advisors. EACH MEMBER WARRANTS AND REPRESENTS THAT, IN ENTERING INTO THIS AGREEMENT, SUCH MEMBER HAS HAD THE OPPORTUNITY TO CONSULT WITH AND HAS RELIED OR WILL RELY SOLELY ON THE PROFESSIONAL ADVICE OF HIS OWN ATTORNEYS, TAX AND ADVISORS REGARDING THE TERMS OF THIS AGREEMENT AND THE CONSEQUENCES HERETO AND THAT HE HAS NOT RELIED UPON THE ADVICE OF THE COMPANY OR ANY OTHER MEMBER, OR THE COMPANY'S OR SUCH OTHER MEMBER'S ATTORNEYS, EMPLOYEES, AGENTS OR CONSULTANTS.

* * *

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed and delivered this LLC Agreement effective as of the date below the undersigned's signature.

ORIGINAL MEMBERS:

IRVINE & ASSOCIATES, INC.

____
Alexander Irvine, CEO
Date: 07/16/2018

JOHN JUNG

____
John Jung, an individual
Date: 07/16/2018

ANNEX 1

BRICK WORK, LLC

SCHEDULE OF MEMBERS AS OF July 16, 2018

Name	Capital Contribution	Number of Units	Percentage Interest
Irvine & Associates, Inc.	$9281.53	650	65%
John Jung	$4997.75	350	35%
	$14279.28	1000	100%